UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **October 29, 2010**

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604	
Vancouver, British Columbia, Canada	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **604-689-0188**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 FD Disclosure.

Dr. Michael Huddy, Ph.D. CEO, President and Director of International Barrier Technology Inc. (TSX.V - IBH) today announced that Tom Corcoran, an independent contractor, has been appointed and contracted to function as Manager of Investor Relations. Mr. Corcoran will work directly with Melissa McElwee and be responsible for all aspects of communications with investors, shareholders and media.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

99.1 October 29, 2010 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 29, 2010

International Barrier Technologies Inc.
(Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)



News Release
For Immediate Release:
October 29, 2010

Watkins, MN - October 29, 2010 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), Dr. Michael Huddy, Ph.D. CEO, President and Director of International Barrier Technology Inc. (TSX.V - IBH) today announced that Tom Corcoran, an independent contractor, has been appointed and contracted to function as Manager of Investor Relations. Mr. Corcoran will work directly with Melissa McElwee and be responsible for all aspects of communications with investors, shareholders and media.

"Mr. Corcoran is an excellent addition to Barrier's executive team," said Dr. Huddy. "His extensive skill-set will be of great value in increasing our Company's exposure to retail and institutional investors, and in bringing attention to our world-class, fire-retardant product, Pyrotite®, which in turn is manufactured and branded as LP® FlameBlock® Fire-Rated OSB Sheathing and Mule-Hide FR Deck Panel."

Mr. Corcoran graduated in 1989 from Simon Fraser University with an Applied Science degree in Communications. He spent a decade as a radio and TV journalist before launching a career in Corporate Communications for public companies involved in mining, specialty materials, nano-technology and gaming. Mr. Corcoran has exceptional writing, design and communication skills in addition to public speaking and presentation talent. Mr. Corcoran has further experience in corporate finance and has raised over $125 million on behalf of public companies.

Mr. Corcoran will be paid $7,500 per month (CDN) and will receive stock options to acquire 100,000 common shares of the Company, at a price of $0.15 per common share for a period of two years.

The Company further announces that it has granted stock options to a director of the Company to acquire 250,000 common shares of the Company, at a price of $0.15 per common share for a period of two years.



About International Barrier Technology Inc.
International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire-resistant building materials branded as LP® FlameBlock® Fire-Rated OSB Sheathing and Mule-Hide FR Deck Panel. Barrier's award-winning fire-resistant wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Barrier's family of products provides customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. For more information please visit www.intlbarrier.com.

INTERNATIONAL BARRIER TECHNOLOGY INC.

_____
Michael D. Huddy
President, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

Contact:
Tom Corcoran
Investor Relations Manager or
Michael D. Huddy
President, CEO
International Barrier Technology, Inc.

International Barrier Technology Inc.
North America Toll Free: 1-866-735-3519
Email: tcorcoran@intlbarrier.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.